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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

§240.13c-100

     Schedule 13E-3 [§240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [§240.13e-3] thereunder.

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
[Amendment No. 4]

InterWest Medical Corporation

(Name of the Issuer)

Arch B. Gilbert, InterWest Medical Corporation, Reche Canyon Convalescent Center, Inc., Jo Anne Gilbert

(Name of Person(s) Filing Statement)

Common Stock, $.001 Par Value

(Title of Class of Securities)

46090 10 4

(CUSIP Number of Class of Securities)

Arch B. Gilbert
3221 Hulen Street, Suite C, Fort Worth, Texas 76107 (817) 731-2743

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

☒
a.   the filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C[17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)[§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☐	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

SEC 1893 (8-03)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing:

       Amount previously Paid:       40.54 & 211.86

       Form or Registration No.:       Schedule 13E-3

       Filing Party:       Arch B. Gilbert

       Date Filed:       October 21, 2004 & December 23, 2004

Item 1. Summary Term Sheet.

     See “SUMMARY TERM SHEET” in Information Statement, attached hereto and incorporated herein by reference.

Item 2. Subject Company Information.

     See Information Statement, which is attached hereto and incorporated by reference.

Item 3. Identity and Background of Filing Persons.

     See “GENERAL INFORMATION” in Information Statement, attached hereto and incorporated by reference.

Item 4. Terms of the Transaction.

     See “SUMMARY TERM SHEET” and “SPECIAL FACTORS” in Information Statement, attached hereto and incorporated by reference..

Item 6. Purposes of the Transaction and Plans or Proposals.

     See “Reasons For Plan To Terminate Registration – SPECIAL FACTORS” in Information Statement, attached hereto and incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     See “Reasons For Plan To Terminate Registration; Plan to Terminate Registration; Fairness of the Transaction-SPECIAL FACTORS” in Information Statement, attached hereto and incorporated herein by reference.

Item 8. Fairness of the Transaction.

     See “Reasons For Plan to Terminate Registration; Fairness of the Transaction; Procedural Fairness– SPECIAL FACTORS” in Information Statement, which is attached hereto and incorporated by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

     See “Reports, Opinions, Appraisals and Certain Negotiations – SPECIAL FACTORS” in Information Statement, which is attached hereto and incorporated by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

     The Company plans to use its own funds to purchase fractional shares.

Item 11. Interest in Securities of the Subject Company.

     See “Security Ownership of Certain Beneficial Owners and Management – GENERAL INFORMATION” in Information Statement, which is attached hereto and incorporated by reference.

Item 13. Financial Information.

     See Financial Statements in Information Statement.

Item 16. Exhibits.

1.	Information Statement

2.	Notice of Annual Meeting of Shareholders

3.	Valuation of InterWest Medical Corporation as of December 15, 2004.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ARCH B. GILBERT

(Signature)

Arch B. Gilbert

(Name and Title)

2-2-05

(Date)

Instruction to Signature:

The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.12b-11 with respect to signature requirements.

2

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JO ANNE GILBERT

(Signature)

JO ANNE GILBERT

(Name and Title)

2-2-05

(Date)

Instruction to Signature:

The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.12b-11 with respect to signature requirements.

2

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

InterWest Medical Corporation
/s/ Arch B. Gilbert

(Signature)

Arch B. Gilbert, President

(Name and Title)

2-2-05

(Date)

Instruction to Signature:

The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.12b-11 with respect to signature requirements.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reche Canyon Convalescent Center, Inc.
/s/ Arch B. Gilbert

(Signature)

Arch B. Gilbert, President

(Name and Title)

2-2-05

(Date)

Instructions to Signature:

The statement must be signed by the filing person or that person’s authorized representative. If the statement is signed on behalf of a person by an authorized representative (other than an executive officer of a corporation or general partner of a partnership), evidence of the representative’s authority to sign on behalf of the person must be filed with the statement. The name and any title of each person who signs the statement must be typed or printed beneath the signature. See §240.12b-11 with respect to signature requirements.